# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FLOTEK INDUSTRIES, INC., CIK 0000928054
CUSIP: 343389102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5775 N. SAM HOUSTON PARKWAY W., SUITE 400, HOUSTON, Texas (TX), 77086
Date of event which requires filing of this statement: 05/29/2025
Filed by CIK 0001881487
Persons authorized to receive notices and communications: Steven Scrogham, 333 Shops Blvd, Suite 301, Willow Park, Texas (TX), 76087, 254-776-3722

## Reporting persons
- ProFrac Holding Corp. (CIK 0001881487): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 23,244,721; sole dispositive power 0; shared dispositive power 23,244,721; aggregate amount beneficially owned 23,244,721 (61.1% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II, LLC ("ProFrac Holdings II") upon exercise of the prefunded warrants issued to ProFrac Holdings II on June 21, 2022 (the "June 2022 Prefunded Warrants"), (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, and (iii) 6,000,000 shares of Common Stock issuable to ProFrac GDM, LLC ("ProFrac GDM") upon exercise of a warrant issued to ProFrac GDM on April 28, 2025 (the "April 2025 Warrant"). Pursuant to the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on May 29, 2025 (the "2025 Special Meeting Proxy Statement"), the Issuer has scheduled a special meeting of the Issuer's stockholders to be held on July 9, 2025 (the "2025 Special Meeting") to seek approval of the issuance of the shares of Common Stock underlying the April 2025 Warrant. As previously disclosed, once such approval is obtained, the April 2025 Warrant will be exercisable in full.
  
  (2) Percent of class is calculated based on (i) 29,852,074 shares of Common Stock issued and outstanding as of May 19, 2025, as reported in the 2025 Special Meeting Proxy Statement, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, plus (iii) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant.
- ProFrac Holdings, LLC (CIK 0001911179): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 23,244,721; sole dispositive power 0; shared dispositive power 23,244,721; aggregate amount beneficially owned 23,244,721 (61.1% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, and (iii) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant. Pursuant to the 2025 Special Meeting Proxy Statement, the Issuer has scheduled the 2025 Special Meeting to seek approval of the issuance of the shares of Common Stock underlying the April 2025 Warrant. As previously disclosed, once such approval is obtained, the April 2025 Warrant will be exercisable in full.
  
  (2) Percent of class is calculated based on (i) 29,852,074 shares of Common Stock issued and outstanding as of May 19, 2025, as reported in the 2025 Special Meeting Proxy Statement, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, plus (iii) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant.
- ProFrac Holdings II, LLC (CIK 0001918796): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 23,244,721; sole dispositive power 0; shared dispositive power 23,244,721; aggregate amount beneficially owned 23,244,721 (61.1% of the class)
  Comment: (1) Consists of (i) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, (ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, and (iii) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant. Pursuant to the 2025 Special Meeting Proxy Statement, the Issuer has scheduled the 2025 Special Meeting to seek approval of the issuance of the shares of Common Stock underlying the April 2025 Warrant. As previously disclosed, once such approval is obtained, the April 2025 Warrant will be exercisable in full.
  
  (2) Percent of class is calculated based on (i) 29,852,074 shares of Common Stock issued and outstanding as of May 19, 2025, as reported in the 2025 Special Meeting Proxy Statement, plus (ii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, plus (iii) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant.
- ProFrac GDM, LLC (CIK 0002067153): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (16.7% of the class)
  Comment: (1) Consists of 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant. Pursuant to the 2025 Special Meeting Proxy Statement, the Issuer has scheduled the 2025 Special Meeting to seek approval of the issuance of the shares of Common Stock underlying the April 2025 Warrant. As previously disclosed, once such approval is obtained, the April 2025 Warrant will be exercisable in full.
  
  (2) Percent of class is calculated based on (i) 29,852,074 shares of Common Stock issued and outstanding as of May 19, 2025, as reported in the 2025 Special Meeting Proxy Statement, plus (ii) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: FLOTEK INDUSTRIES, INC.
Address of issuer's principal executive offices: 5775 N. SAM HOUSTON PARKWAY W., SUITE 400, HOUSTON, Texas (TX), 77086
Comment:
This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on March 7, 2022, Amendment No. 2 thereto filed with the SEC on June 2, 2022, Amendment No. 3 thereto filed with the SEC on August 29, 2022, Amendment No. 4 thereto filed with the SEC on March 2, 2023, Amendment No. 5 thereto filed with the SEC on July 14, 2023, and Amendment No. 6 thereto filed with the SEC on April 30, 2025 (collectively, the "Schedule 13D"), by the Reporting Persons relating to shares of common stock, par value $0.0001 per share ("Common Stock"), of Flotek Industries, Inc. (the "Issuer").

This Amendment is being filed to (i) add ProFrac GDM, LLC ("ProFrac GDM") as a Reporting Person to the Schedule 13D and (ii) include in the Schedule 13D the 6,000,000 shares of the Issuer's Common Stock that are issuable to ProFrac GDM upon exercise of a warrant issued to ProFrac GDM on April 28, 2025 (the "April 2025 Warrant"). Pursuant to the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission (the "SEC") on May 29, 2025 (the "2025 Special Meeting Proxy Statement"), the Issuer has scheduled a special meeting of the Issuer's stockholders to be held on July 9, 2025 (the "2025 Special Meeting") to seek approval of the issuance of the shares of Common Stock underlying the April 2025 Warrant. As previously disclosed, once such approval is obtained, the April 2025 Warrant will be exercisable in full.

Each of ProFrac, ProFrac Holdings, ProFrac Holdings II (as each is defined below), and ProFrac GDM may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the shares of Common Stock underlying the April 2025 Warrant.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined this Amendment have the respective meanings set forth in the Schedule 13D.

Schedule I attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended by amending and replacing in its entirety Item 2(a) as follows:

(a) This Schedule 13D is being filed jointly by ProFrac Holding Corp. ("ProFrac"), ProFrac Holdings, LLC ("ProFrac Holdings"), ProFrac Holdings II, LLC ("ProFrac Holdings II"), and ProFrac GDM, LLC ("ProFrac GDM" and, collectively, the "Reporting Persons").
Residence or business address:
Item 2 of the Schedule 13D is hereby further amended by amending and supplementing each of Items 2(b), 2(c), 2(d), 2(e) and 2(f) by adding the following:

(b) The business address for ProFrac GDM is c/o ProFrac Holding Corp., 333 Shops Boulevard, Suite 301, Willow Park, Texas 76087.
Present principal occupation or employment: ProFrac GDM is a member-managed limited liability company.
Criminal convictions in the last five years: No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or other similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: ProFrac GDM is a limited liability company organized under the laws of the State of Texas.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)-(b) Each of ProFrac, ProFrac Holdings, and ProFrac Holdings II may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 23,244,721 shares of Common Stock, representing approximately 61.1% of the issued and outstanding shares of Common Stock. ProFrac GDM may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 6,000,000 shares of Common Stock, representing approximately 16.7% of the issued and outstanding shares of Common Stock. The above calculations are based on:

(i) 29,852,074 shares of Common Stock issued and outstanding as of May 19, 2025, as reported in the 2025 Special Meeting Proxy Statement; and

(ii) 15,060,581 shares of Common Stock directly owned by ProFrac Holdings II, plus

(iii) 2,184,140 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, plus

(iv) 6,000,000 shares of Common Stock issuable to ProFrac GDM upon exercise of the April 2025 Warrant.

Pursuant to the 2025 Special Meeting Proxy Statement, the Issuer has scheduled the 2025 Special Meeting to seek approval of the issuance of the shares of Common Stock underlying the April 2025 Warrant. As previously disclosed, once such approval is obtained, the April 2025 Warrant will be exercisable in full.

ProFrac Holdings is a wholly owned, indirect subsidiary of ProFrac. ProFrac Holdings is the sole member of ProFrac Holdings II. ProFrac GDM is a wholly-owned, indirect subsidiary of ProFrac Holdings II. As a result, each of ProFrac and ProFrac Holdings may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by each of ProFrac Holdings II and ProFrac GDM, and ProFrac Holdings II may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by ProFrac GDM, including the April 2025 Warrant.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 5(a).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

Pursuant to the 2025 Special Meeting Proxy Statement, the Issuer has scheduled the 2025 Special Meeting to seek approval of the issuance of the shares of Common Stock underlying the April 2025 Warrant.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement by and among ProFrac Holding Corp., ProFrac Holdings, LLC, ProFrac Holdings II, LLC, and ProFrac GDM, LLC, dated as of May 29, 2025.

I. Schedule I

## Signatures
- ProFrac Holding Corp.: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (05/29/2025)
- ProFrac Holdings, LLC: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (05/29/2025)
- ProFrac Holdings II, LLC: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (05/29/2025)
- ProFrac GDM, LLC: /s/ Steven Scrogham, Steven Scrogham / Chief Legal Officer, Chief Compliance Officer & Corporate Secretary (05/29/2025)